UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Beasley Broadcast Group, Inc.

(Name of Issuer)

Class A Common Stock $0.001 Par Value Per Share

(Title of Class of Securities)

074014101

(CUSIP Number)

Richard D. Bohm

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Peter A. Bordes, Jr., individually and as a Trustee of the Peter A. Bordes, Jr. 2009 Gift Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,413,850.99
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,413,850.99
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,850.99
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.61%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 4,009,142.01 shares of Class A Common Stock held by other Reporting Persons as to which Peter A. Bordes, Jr. disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1

NAME OF REPORTING PERSON

Cristina Bordes, as a Trustee of the Cristina Bordes 2009 Gift Trust, the Lee Bordes 2013 GRAT #4, the Lee Bordes 2013 GRAT #5, the Lee Bordes 2014 GRAT #4, the Lee Bordes 2014 GRAT #6, the Lee Bordes 2014 GRAT #7, the Lee Bordes 2015 GRAT #1, the Lee Bordes 2015 GRAT #4, the Lee Bordes 2015 GRAT #5, the Lee Bordes 2015 GRAT #6, the Lee Bordes 2015 GRAT #7, the Lee Bordes 2016 GRAT #2 and the Lee Bordes 2016 GRAT #3

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,650,754.87
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,650,754.87
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,650,754.87
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.56%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 3,772,238.13 shares of Class A Common Stock held by other Reporting Persons as to which Cristina Bordes disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1

NAME OF REPORTING PERSON

Stephen F. Lappert, as a Trustee of the Lee Bordes 2013 GRAT #4, the Lee Bordes 2013 GRAT #5, the Lee Bordes 2014 GRAT #4, the Lee Bordes 2014 GRAT #6, the Lee Bordes 2014 GRAT #7, the Lee Bordes 2015 GRAT #1, the Lee Bordes 2015 GRAT #4, the Lee Bordes 2015 GRAT #5, the Lee Bordes 2015 GRAT #6, the Lee Bordes 2015 GRAT #7, the Lee Bordes 2016 GRAT #2, the Lee Bordes 2016 GRAT #3, the Peter A. Bordes, Jr. 2009 Gift Trust, the Cristina Bordes 2009 Gift Trust, the Stephanie Bordes 2009 Gift Trust and the Stephen Bordes 2009 Gift Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,233,135.77
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,233,135.77
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,233,135.77
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.56%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 2,189,857.23 shares of Class A Common Stock held by other Reporting Persons as to which Stephen F. Lappert disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,233,135.77
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,233,135.77
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,233,135.77
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.56%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 2,189,857.23 shares of Class A Common Stock held by other Reporting Persons as to which Lee Bordes disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Stephanie L. Bordes, as a Trustee of the Stephanie Bordes 2009 Gift Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 490,036.91
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 490,036.91
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,036.91
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.03%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 4,932,956.09 shares of Class A Common Stock held by other Reporting Persons as to which Stephanie L. Bordes disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Stephen M. Bordes, as a Trustee of the Stephen Bordes 2009 Gift Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 546,171.99
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 546,171.99
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,171.99
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.49%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 4,876,821.01 shares of Class A Common Stock held by other Reporting Persons as to which Stephen M. Bordes disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Peter A. Bordes Marital Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 191,098.16
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 191,098.16
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,098.16
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.57%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,231,894.84 shares of Class A Common Stock held by other Reporting Persons as to which the Peter A. Bordes Marital Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,131,080.08
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,131,080.08
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,080.08
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.29%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 4,291,912.92 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes Revocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Peter A. Bordes, Jr. 2009 Gift Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 546,171.99
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 546,171.99
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,171.99
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.49%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 4,876,821.01 shares of Class A Common Stock held by other Reporting Persons as to which the Peter A. Bordes, Jr. 2009 Gift Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Cristina Bordes 2009 Gift Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 546,171.99
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 546,171.99
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,171.99
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.49%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 4,876,821.01 shares of Class A Common Stock held by other Reporting Persons as to which the Cristina Bordes 2009 Gift Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Stephanie Bordes 2009 Gift Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 490,036.91
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 490,036.91
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,036.91
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.03%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 4,932,956.09 shares of Class A Common Stock held by other Reporting Persons as to which the Stephanie Bordes 2009 Gift Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Stephen Bordes 2009 Gift Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 546,171.99
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 546,171.99
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,171.99
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.49%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 4,876,821.01 shares of Class A Common Stock held by other Reporting Persons as to which the Stephen Bordes 2009 Gift Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2013 GRAT #4
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,546.80
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 47,546.80
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,546.80
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.39%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,375,446.20 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2013 GRAT #4 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2013 GRAT #5
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,979.48
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 86,979.48
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,979.48
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.71%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,336,013.52 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2013 GRAT #5 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2014 GRAT #4
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,422,993.00 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2014 GRAT #4 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2014 GRAT #6
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 106,754.80
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 106,754.80
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,754.80
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.88%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,316,238.20 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2014 GRAT #6 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2014 GRAT #7
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 177,030.21
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 177,030.21
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,030.21
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.45%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,245,962.79 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2014 GRAT #7 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2015 GRAT #1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,422,993.00 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2015 GRAT #1 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2015 GRAT #4
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,422,993.00 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2015 GRAT #4 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2015 GRAT #5
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 188,485.27
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 188,485.27
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,485.27
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.55%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,234,507.73 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2015 GRAT #5 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2015 GRAT #6
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 236,935.09
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 236,935.09
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,935.09
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,186,057.91 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2015 GRAT #6 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2015 GRAT #7
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 260,851.22
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 260,851.22
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,851.22
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.14%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,162,141.78 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2015 GRAT #7 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2016 GRAT #2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,422,993.00 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2016 GRAT #2 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2016 GRAT #3
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,422,993.00 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2016 GRAT #3 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Schedule 13D is being filed jointly by (i) the trusts (the “Trust Filers”) and individuals (in their capacity as trustee or co-trustee of one or more Trust Filers or otherwise) listed in Item 2(a) below who may be deemed to beneficially own a certain number of the shares of Class A Common Stock of Beasley Broadcast Group, Inc., a Delaware corporation (the “Issuer”), par value $.001 per share (the “Class A Common Stock”), as described herein, and (ii) the Lee Bordes 2014 GRAT #4, Lee Bordes 2015 GRAT #1, Lee Bordes 2015 GRAT #4, Lee Bordes 2016 GRAT #2 and Lee Bordes 2016 GRAT #3 (the “Old GRATs”), to reflect the distribution of all Issuer securities held by the Old GRATs and their ceasing to be Trust Filers.

The Schedule 13D (the “Schedule”) filed by the original Trust Filers on November 14, 2016, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1.

Item 2.	Identity and Background

The disclosure in Item 2(a) is hereby amended by adding the following at the end thereof:

The Old GRATs ceased to be Trust Filers on May 23, 2017.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 3 is hereby amended by adding the following at the end thereof:

On May 23, 2017, the Old GRATs distributed the shares of the Issuer held by each such Old GRAT to the Lee Bordes Revocable Trust. No funds were exchanged in connection with such distributions.

Item 4.	Purpose of Transaction

The disclosure in Item 4 is hereby amended by adding the following to the end thereof:

The transactions described in Item 3 that took place on May 23, 2017 were effected for estate planning purposes for Lee Bordes.

Item 5.	Interest in Securities of Issuer

All share percentage calculations in this Schedule 13D are based on 12,173,681 shares of Class A Common Stock outstanding as of May 2, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2017.

(a) and (b) The Reporting Persons may be deemed to beneficially own an aggregate of 5,422,993 shares of Class A Common Stock as a result of their beneficial ownership of 4,555,314 shares of Class A Common Stock (the Merger Shares) held directly by the Trust Filers, and 867,679 shares of Class A Common Stock (the Holdback Shares) held in escrow and subject to reduction in connection with a final determination of any adjustment to the Purchase Price pursuant to the Merger Agreement. Such aggregate amount represents approximately 44.55% of the total shares of the Issuer’s Class A Common Stock currently outstanding. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Peter A. Bordes, Jr. may be deemed to beneficially own an aggregate of 1,413,850.99 shares of Class A Common Stock. This aggregate amount represents approximately 11.61% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of an aggregate of 867,679 Holdback Shares as a result of certain voting provisions of the Escrow Agreement (as defined and described in Item 6 below), and, as a co-trustee, the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 546,171.99 shares of Class A Common Stock owned of record by the Peter A. Bordes, Jr. 2009 Gift Trust. He disclaims beneficial ownership, except to the extent of any pecuniary interest, of 546,171.99 shares of Class A Common Stock owned of record by the Peter A. Bordes, Jr. 2009 Gift Trust and an aggregate of 867,679 Holdback Shares, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Cristina Bordes may be deemed to beneficially own an aggregate of 1,650,754.87 shares of Class A Common Stock. This aggregate amount represents approximately 13.56% of the shares of Class A Common Stock currently outstanding. As a co-trustee, she may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,650,754.87 shares of Class A Common Stock (including 546,171.99 shares of Class A Common Stock owned of record by the Cristina Bordes 2009 Gift Trust and an aggregate of 1,104,582.87 shares of Class A Common Stock owned of record by the Lee Bordes GRATs). She disclaims beneficial ownership, except to the extent of any pecuniary interest, of 546,171.99 shares of Class A Common Stock owned of record by the Cristina Bordes 2009 Gift Trust and an aggregate of 1,104,582.87 shares of Class A Common Stock owned of record by the Lee Bordes GRATs, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Stephen F. Lappert may be deemed to beneficially own an aggregate of 3,233,135.77 shares of Class A Common Stock. This aggregate amount represents approximately 26.56% of the shares of Class A Common Stock currently outstanding. As a co-trustee, he may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,233,135.77 shares of Class A Common Stock (including an aggregate of 2,128,552.89 shares of Class A Common Stock owned of record by the Gift Trusts and an aggregate of 1,104,582.87 shares of Class A Common Stock owned of record by the Lee Bordes GRATs). He disclaims beneficial ownership of an aggregate of 2,128,552.89 shares of Class A Common Stock owned of record by the Gift Trusts and an aggregate of 1,104,582.87 shares of Class A Common Stock owned of record by the Lee Bordes GRATs, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Lee Bordes may be deemed to beneficially own an aggregate of 3,233,135.77 shares of Class A Common Stock. This aggregate amount represents approximately 26.56% of the shares of Class A Common Stock currently outstanding. By reason of certain asset substitution rights, she may be deemed to have the right to acquire and therefore may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,233,135.77 shares of Class A Common Stock (including an aggregate of 2,128,552.89 shares of Class A Common Stock owned of record by the Gift Trusts and an aggregate of 1,104,582.87 shares of Class A Common Stock owned of record by the Lee Bordes GRATs). She disclaims beneficial ownership of an aggregate of 2,128,552.89 shares of Class A Common Stock owned of record by the Gift Trusts and an aggregate of 1,104,582.87 shares of Class A Common Stock owned of record by the Lee Bordes GRATs, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Stephanie L. Bordes may be deemed to beneficially own an aggregate of 490,036.91 shares of Class A Common Stock. This aggregate amount represents approximately 4.03% of the shares of Class A Common Stock currently outstanding. As a co-trustee, she may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 490,036.91 shares of Class A Common Stock owned of record by the Stephanie Bordes 2009 Gift Trust. She disclaims beneficial ownership, except to the extent of any pecuniary interest, of 490,036.91 shares of Class A Common Stock owned of record by the Stephanie Bordes 2009 Gift Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Stephen M. Bordes may be deemed to beneficially own an aggregate of 546,171.99 shares of Class A Common Stock. This aggregate amount represents approximately 4.49% of the shares of Class A Common Stock currently outstanding. As a co-trustee, he may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 546,171.99 shares of Class A Common Stock owned of record by the Stephen Bordes 2009 Gift Trust. He disclaims beneficial ownership, except to the extent of any pecuniary interest, of 546,171.99 shares of Class A Common Stock owned of record by the Stephen Bordes 2009 Gift Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The Peter A. Bordes Marital Trust may be deemed to beneficially own an aggregate of 191,098.16 shares of Class A Common Stock. Peter A. Bordes, Jr., Cristina Bordes, Stephanie L. Bordes, Stephen M. Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 8 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes Revocable Trust may be deemed to beneficially own an aggregate of 1,131,080.08 shares of Class A Common Stock. Peter A. Bordes, Jr., Cristina Bordes, Stephanie L. Bordes, Stephen M. Bordes and JPMorgan Chase Bank, N.A. are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 9 of this Schedule 13D is hereby incorporated by reference.

The Peter A. Bordes, Jr. 2009 Gift Trust may be deemed to beneficially own an aggregate of 546,171.99 shares of Class A Common Stock. Peter A. Bordes, Jr. and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 10 of this Schedule 13D is hereby incorporated by reference.

The Cristina Bordes 2009 Gift Trust may be deemed to beneficially own an aggregate of 546,171.99 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 11 of this Schedule 13D is hereby incorporated by reference.

The Stephanie Bordes 2009 Gift Trust may be deemed to beneficially own an aggregate of 490,036.91 shares of Class A Common Stock. Stephanie Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 12 of this Schedule 13D is hereby incorporated by reference.

The Stephen Bordes 2009 Gift Trust may be deemed to beneficially own an aggregate of 546,171.99 shares of Class A Common Stock. Stephen Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 13 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2013 GRAT #4 may be deemed to beneficially own an aggregate of 47,546.80 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 14 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2013 GRAT #5 may be deemed to beneficially own an aggregate of 86,979.48 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2014 GRAT #6 may be deemed to beneficially own an aggregate of 106,754.80 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2014 GRAT #7 may be deemed to beneficially own an aggregate of 177,030.21 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2015 GRAT #5 may be deemed to beneficially own an aggregate of 188,485.27 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2015 GRAT #6 may be deemed to beneficially own an aggregate of 236,935.09 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2015 GRAT #7 may be deemed to beneficially own an aggregate of 260,851.22 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.

The Old GRATs ceased to own any shares of the Issuer on May 23, 2017.

(c) The following transactions in the Issuer’s Securities have been effected by Group Members within the 60 days prior to this filing:

On May 23, 2017, each of the Grantor Retained Annuity Trusts listed in the table below transferred the number of shares of Class A Common Stock listed in the table below to the Lee Bordes Revocable Trust. No funds were exchanged in connection with any of the transfers of shares of the Issuer’s Class A Common Stock.

Transferor	Number of shares of Class A Common Stock	Transferee
Lee Bordes 2014 GRAT #4	29,228.054	Lee Bordes Revocable Trust
Lee Bordes 2015 GRAT #1	57,913.652	Lee Bordes Revocable Trust
Lee Bordes 2015 GRAT #4	61,315.395	Lee Bordes Revocable Trust
Lee Bordes 2016 GRAT #2	85,734.574	Lee Bordes Revocable Trust
Lee Bordes 2016 GRAT #3	82,810.140	Lee Bordes Revocable Trust

(e) On May 23, 2017, each of Lee Bordes 2014 GRAT #4, Lee Bordes 2015 GRAT #1, Lee Bordes 2015 GRAT #4, Lee Bordes 2016 GRAT #2 and Lee Bordes 2016 GRAT #3 ceased to be a beneficial owner of Issuer securities and a Trust Filer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A.1: Joint Filing Agreement, dated May 26, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2017

PETER A. BORDES, JR., as Trustee of the Peter A. Bordes, Jr. 2009 Gift Trust

*
Peter A. Bordes, Jr.

CRISTINA BORDES, as a Trustee of the Cristina Bordes 2009 Gift Trust, the Lee Bordes 2013 GRAT #4, the Lee Bordes 2013 GRAT #5, the Lee Bordes 2014 GRAT #4, the Lee Bordes 2014 GRAT #6, the Lee Bordes 2014 GRAT #7, the Lee Bordes 2015 GRAT #1, the Lee Bordes 2015 GRAT #4, the Lee Bordes 2015 GRAT #5, the Lee Bordes 2015 GRAT #6, the Lee Bordes 2015 GRAT #7, the Lee Bordes 2016 GRAT #2 and the Lee Bordes 2016 GRAT #3

*
Cristina Bordes

STEPHEN F. LAPPERT, as a Trustee of the Lee Bordes 2013 GRAT #4, the Lee Bordes 2013 GRAT #5, the Lee Bordes 2014 GRAT #4, the Lee Bordes 2014 GRAT #6, the Lee Bordes 2014 GRAT #7, the Lee Bordes 2015 GRAT #1, the Lee Bordes 2015 GRAT #4, the Lee Bordes 2015 GRAT #5, the Lee Bordes 2015 GRAT #6, the Lee Bordes 2015 GRAT #7, the Lee Bordes 2016 GRAT #2, the Lee Bordes 2016 GRAT #3, the Peter A. Bordes, Jr. 2009 Gift Trust, the Cristina Bordes 2009 Gift Trust, the Stephanie Bordes 2009 Gift Trust and the Stephen Bordes 2009 Gift Trust

/s/ Stephen F. Lappert
Stephen F. Lappert

LEE BORDES

*
Lee Bordes

STEPHANIE L. BORDES, as a Trustee of the Stephanie Bordes 2009 Gift Trust

*
Stephanie L. Bordes

STEPHEN M. BORDES, as a Trustee of the Stephen Bordes 2009 Gift Trust

*
Stephen M. Bordes

LEE BORDES REVOCABLE TRUST

*
By:	Peter A. Bordes, Jr., Trustee

*
By:	Cristina Bordes, Trustee

*
By:	Stephanie L. Bordes, Trustee

*
By:	Stephen M. Bordes, Trustee

PETER A. BORDES MARITAL TRUST

*
By:	Peter A. Bordes, Jr., Trustee

*
By:	Cristina Bordes, Trustee

*
By:	Stephanie L. Bordes, Trustee

*
By:	Stephen M. Bordes, Trustee

/s/ Stephen F. Lappert
By:	Stephen F. Lappert, Trustee

PETER A. BORDES, JR. 2009 GIFT TRUST

*
By:	Peter A. Bordes, Jr., Trustee

/s/ Stephen F. Lappert
By:	Stephen F. Lappert, Trustee

CRISTINA BORDES 2009 GIFT TRUST

*
By:	Cristina Bordes, Trustee

/s/ Stephen F. Lappert
By:	Stephen F. Lappert, Trustee

STEPHANIE BORDES 2009 GIFT TRUST

*
By:	Stephanie L. Bordes, Trustee

/s/ Stephen F. Lappert
By:	Stephen F. Lappert, Trustee

STEPHEN BORDES 2009 GIFT TRUST

*
By:	Stephen M. Bordes, Trustee

/s/ Stephen F. Lappert
By:	Stephen F. Lappert, Trustee

LEE BORDES 2013 GRAT #4

LEE BORDES 2013 GRAT #5

LEE BORDES 2014 GRAT #4

LEE BORDES 2014 GRAT #6

LEE BORDES 2014 GRAT #7

LEE BORDES 2015 GRAT #1

LEE BORDES 2015 GRAT #4

LEE BORDES 2015 GRAT #5

LEE BORDES 2015 GRAT #6

LEE BORDES 2015 GRAT #7

LEE BORDES 2016 GRAT #2

LEE BORDES 2016 GRAT #3

*
By:	Cristina Bordes, Trustee

/s/ Stephen F. Lappert
By:	Stephen F. Lappert, Trustee

*By:	/s/ Stephen F. Lappert
Stephen F. Lappert
as Attorney-in-Fact